WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Three and nine months ended September 30, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012

The following management discussion and analysis of Western Copper and Gold Corporation (“Western” or the “Company”) is dated November 8, 2012, and provides an analysis of the Company’s results of operations for the three and nine months ended September 30, 2012.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with the Western unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2012 and the notes thereto and with the Western audited consolidated financial statements for the year ended December 31, 2011 and the notes thereto. The Company’s accounting policies are described in note 3 of the audited consolidated financial statements for the year ended December 31, 2011. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Western is listed on the Toronto Stock Exchange (“TSX”) and the NYSE MKT under the symbol ‘WRN’. As at the date of this report, the Company had 93,782,503 common shares outstanding.

Additional information on the Company can be found in the Company’s Annual Information Form (“AIF”), filed with Canadian regulators on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) at www.sec.gov on Form 40-F.

The operations of the Company are speculative due to the high-risk nature of the mining industry. Western faces risks that are generally applicable to its industry and others that are specific to its operations. Certain key risks affecting the Company’s current and future operations are discussed in its AIF and Form 40-F. This list is not exhaustive. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. Such risk factors could materially affect the value of the Company’s assets, and future operating results of the Company and could cause actual results to differ materially from those described in the forward looking statements contained in this management discussion and analysis. Reference is made to the discussion of forward-looking statements at the end of this document.

DESCRIPTION OF BUSINESS

Western Copper and Gold Corporation is a Canadian-based publicly-traded mineral exploration company with a primary focus of advancing its Casino deposit towards production. The Casino deposit contains significant gold, copper, and molybdenum in greater than one billion tonnes of reserves and an additional upside of 1.7 billion tonnes of inferred resource. Located in the Yukon, the Casino deposit is one of the largest undeveloped copper-gold deposits in Canada.

CORPORATE ACTIVITIES

On October 5, 2012, the Company closed a non-brokered private placement of 500,000 flow-through common shares at a price of $0.80 per share for gross proceeds of $400,000. Certain insiders were involved in the private placement. The gross proceeds of the financing will be used to incur qualifying Canadian Exploration Expenses.

On July 13, 2012, the Company announced that Mr. Ian Watson had tendered his resignation to the Board of Directors so that he may focus on other endeavours.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Three and nine months ended September 30, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

PROPERTY OVERVIEW

Casino (Yukon, Canada)

PROJECT HIGHLIGHTS

In April 2011, Western announced the results of the updated pre-feasibility study on its Casino deposit. The study recommends that the project be built as an open pit mine and a mill processing 120,000 tonnes of ore per day for 23 years. Based on the positive results of the Casino pre-feasibility study, Western initiated work towards a full feasibility study.

The economic strength of the Casino Project demonstrated in the pre-feasibility study is highlighted by its exceptionally quick pay-back period and attractive net present value. In the table below, Western presents economic estimates under two price scenarios. Further variance analysis is contained in the pre-feasibility study, available under the Company’s profile on SEDAR at www.sedar.com.

Economic Returns at the following prices	Current[1]	Long-Term[1]
Net Present Value (After-tax @ 8%)	$1,924 million	$963 million
Internal Rate of Return	23%	16%
Pay Back Period	2.4 years	3.3 years

1.	Price Assumptions:
	Current:	Cu US$3.40/lb; Au US$1,600/oz; Mo US$13.30/lb; Ag US$28.00/oz; FX $1:US$1.00
	Long-Term:	Cu US$2.50/lb; Au US$1,100/oz; Mo US$14.00/lb; Ag US$17.00/oz; FX $1:US$0.90

The project’s short pay-back period is achieved because some of the deposit’s key characteristics lead to accelerated returns over the first four years of mill operation. Accelerated returns are expected over the first four years because of the following:

  Higher grades early in the mine life;
  Higher gold production from the concurrent operation of the heap leach and the mill; and
  A very low strip ratio in the initial years.
Average Annual Mill Feed Grade	Years 1-4	Life of Mine
Copper Equivalent (%)[1]	0.71%	0.50%

Copper (%)	0.310%	0.202%
Gold (g/t)	0.377	0.238
Silver (g/t)	2.113	1.727
Molybdenum (%)	0.025%	0.023%

Average Annual Metal Production[2]
Copper (M lb/yr)	234	157
Gold (k oz/yr)	435	262
Silver (k oz/yr)	1,558	1,369
Molybdenum (M lb/yr)	13	12

Strip Ratio (waste:ore)	0.5:1	0.7:1

1.	Metal prices used to calculate Copper Equivalent grade: Cu US$2.00/lb; Au US$875/oz; Mo US$11.25/lb
2.	No discount for metallurgical recovery is contained in metal production figures.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Three and nine months ended September 30, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

FEASIBILITY STUDY UPDATE

M3 Engineering and Technology Corporation, Tucson, Arizona, continue to advance the feasibility study and are on schedule to complete the study by the end of the year. At this point in the development of the feasibility study, several aspects of the design outlined in the pre-feasibility study have been confirmed. Significant items are discussed below.

METALLURGICAL WORK

Metallurgical test work to investigate the milling characteristics of the ore was carried out at G&T Metallurgical Services Ltd., Kamloops, BC and Dawson Metallurgical Laboratories, Salt Lake City, Utah, under the direction of Starkey and Associates and FLSmidth, Inc. This test work confirmed the pre-feasibility study design basis of a single grinding line to process ore at a nominal capacity of 120,000 tonnes per day.

During the second quarter, the Company carried out a small drilling campaign to support an updated flotation test program. The goal of the drilling program was to obtain new drill core for the flotation test work. The flotation testing is underway and is expected to be complete in the fourth quarter.

POWER SUPPLY

The preliminary front-end engineering and design (“Pre-FEED”) study report on evaluation of best available vendor technology for a small-mid scale liquefied natural gas (“LNG”) facility to be located in the vicinity of Fort Nelson, BC is expected shortly. The LNG from this facility will be gasified onsite to feed the onsite 150 MW power plant which will provide the electrical energy to operate the concentrator, mine, and ancillary facilities. Preliminary study results indicate that the available LNG technology will provide a cost effective and reliable fuel supply for the project. A transportation study is also underway to optimize the LNG haulage from Fort Nelson to the Casino mine site.

PERMITTING

Baseline data acquisition and other permitting activities continue in 2012. Community meetings were held in Whitehorse and the Village of Carmacks in May, and Western met with the Selkirk Chief and Council in October. Western has prioritized engagement with communities, First Nations and other governments in preparation for formal submission of its application to the Yukon Environmental and Socio-economic Act Board - the first step of the Yukon permitting process.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Three and nine months ended September 30, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

SELECTED QUARTERLY FINANCIAL INFORMATION

The following quarterly information has been extracted from the Company’s unaudited condensed interim consolidated financial statements.

As at and for the quarter ended	30-Sep-12	30-Jun-12	31-Mar-12	31-Dec-11
	$	$	$	$

Loss and comprehensive loss	738,445	1,019,102	1,201,730	19,096,053
Loss per share – basic and diluted	0.01	0.01	0.01	0.21
Exploration and evaluation assets	47,528,131	45,938,009	43,734,281	42,114,531
Cash, cash equivalents, and short-term investments	3,441,580	5,184,195	7,574,938	9,465,568
Total assets	51,371,026	51,469,800	51,761,289	52,114,445

As at and for the quarter ended	30-Sep-11	30-Jun-11	31-Mar-11	31-Dec-10
	$	$	$	$

Loss and comprehensive loss	1,473,417	748,943	687,400	665,986
Loss per share – basic and diluted	0.02	0.01	0.01	0.01
Exploration and evaluation assets	81,619,696	76,515,156	74,414,221	73,402,621
Cash, cash equivalents, and short-term investments	16,821,163	21,915,277	22,080,673	23,636,895
Total assets	99,185,859	99,092,973	96,875,640	97,449,751

Items that resulted in significant differences in the quarterly figures presented above are explained in the following narrative.

Loss and comprehensive loss

Western reported a loss of $19.1 million for the three months ended December 31, 2011. The quarterly loss includes a loss on distribution of $19.7 million as a result of the distribution of assets pursuant to the plan of arrangement completed on October 17, 2011 (the “Arrangement”). For more information on the Arrangement, refer to note 3 of the unaudited condensed interim consolidated financial statements. The impact of the loss on distribution was somewhat offset by an income tax recovery of $1.95 million. Plan of arrangement costs related to the Arrangement also contributed $161,000 to the quarterly loss figure.

Other than the loss on distribution discussed above, the Company also experienced higher than usual quarterly loss figures from September 30, 2011 to June 30, 2012 as a result of the high value assigned to stock options granted in July 2011 and the method used to amortize that value.

The determination of stock option value using the Black-Scholes option pricing model is correlated to the exercise price and the volatility of the underlying stock price. All other things being equal, the higher the exercise price, the higher the value assigned to the stock option. Each stock option granted in July 2011 has an exercise price of $3.11. The value assigned to each stock option is $2.13. In comparison, the stock options granted in July 2012 have an exercise price of $0.80 per share and have been assigned a value of $0.34 per stock option using the Black-Scholes option pricing model.

The value assigned to stock options is amortized over their vesting period on a graded basis, as required under International Financial Reporting Standards. This method heavily weights the amortization over the first 12 months; explaining much of the increase in office and administration expenses from July 2011 to June 2012.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Three and nine months ended September 30, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

In addition to the items discussed above, the loss incurred during the three months ended September 30, 2011 is elevated because it includes $520,000 in costs relating to the Arrangement.

Exploration and evaluation assets

Expenditures incurred by the Company relating to its mineral properties are capitalized. As a result, the carrying value of exploration and evaluation assets should generally increase from period to period. As most field work relating to the Casino Project is performed from April to October due to weather considerations, the carrying value of exploration and evaluation assets typically sees larger increases during the second and third quarters of each year.

During the quarter ended December 31, 2011, Western distributed the Carmacks Copper Project, the Redstone Property, and the Island Copper Property to its shareholders pursuant to the Arrangement. As part of the accounting for the distribution, Western eliminated the carrying value of the assets no longer held by the Company. This amounted to a decrease in exploration and evaluation assets of $41 million. Western is now focusing its efforts on advancing the Casino Project to production.

Cash, cash equivalents, and short-term investments

For the most part, cash is used to fund ongoing operations that increase the carrying value of the Company’s exploration and evaluation assets. Unless there is a significant financing transaction, cash, cash equivalents and short-term investments generally decrease period over period.

Cash decreased more than usual from September 30, 2011 to December 31, 2011 because the Company transferred $2 million to Copper North Mining Corp. (“Copper North”) and $2.5 million to NorthIsle Copper and Gold Inc. (“NorthIsle”) pursuant to the Arrangement.

Total assets

Because the Company capitalizes the amounts that it spends to advance its mineral properties, most expenditures are capitalized as exploration and evaluation assets and there is no significant impact. Significant fluctuations occur when there are financings, distributions, or disposals.

Total assets decreased significantly during the three months ended December 31, 2011 as a result of the Arrangement. Pursuant to the Arrangement, Western distributed certain exploration and evaluation assets and cash to Copper North and NorthIsle. Consequently, exploration and evaluation assets decreased by $41 million and cash decreased by $4.5 million.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Three and nine months ended September 30, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

RESULTS OF OPERATIONS

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011
	$	$	$	$
CORPORATE EXPENSES
Accounting and legal	60,199	25,610	214,545	266,079
Filing and regulatory fees	34,775	28,419	183,989	227,069
Office and administration	661,223	790,146	2,280,254	1,656,548
Shareholder communication	141,831	177,028	440,039	445,815

LOSS BEFORE OTHER ITEMS	898,028	1,021,203	3,118,827	2,595,511

OTHER ITEMS
Foreign exchange	(22)	(3,078)	4,870	2,383
Interest income	(13,772)	(64,344)	(64,429)	(207,770)
Plan of arrangement costs	-	519,636	45,798	519,636
Exploration tax credit	(145,789)	-	(145,789)	-

LOSS AND COMPREHENSIVE LOSS	738,445	1,473,417	2,959,277	2,909,760

3 MONTHS ENDED - SEPTEMBER 30, 2012

Western incurred a loss of $738,000 ($0.01 per common share) for the three months ended September 30, 2012 compared to a loss of $1.5 million ($0.02 per common share) over the same period in 2011. The scale and nature of the Company’s administrative activity have remained generally consistent throughout these periods, but a number of items have led to a significant difference in the loss figures.

The Company incurred legal, tax, and regulatory compliance services associated with executing the Arrangement during the three months ended September 30, 2011 in the amount of $520,000. There were no such expenses during the same period in 2012.

During the three months ended September 30, 2012, Western received a tax credit of $146,000 for 2011 exploration expenditures on the previously owned Island Copper Property. This type of tax credit would normally be credited to the related exploration and evaluation asset, but since the Company disposed of the Island Copper Property as part of the Arrangement, it credited the amount received to the statement of loss. The decrease in office and administration expenses as compared to the same period in 2011 is largely due to the valuation of stock options and the method used to amortize the assigned value. Share-based payments allocated to office and administration expenses during the quarter ended September 30, 2012 decreased by $75,000 as compared to the same period in 2011. Share-based payments represent 59% of total office and administrative expenses reported during the three months ended September 30, 2012 and 2011. Excluding share-based payments, office and administration expenses for the three months ended September 30, 2012 total $270,000. This compares with $323,000 incurred during the third quarter in 2011. The decrease in costs is due to a general decrease in wages, benefits, and rent as a result of sharing services through the management company set-up at the time of the Arrangement.

Interest income decreased during the three months ended September 30, 2012 as compared to the same period in 2011 because the Company had lower interest bearing balances in 2012.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Three and nine months ended September 30, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

YEAR-TO-DATE - SEPTEMBER 30, 2012

For the nine months ended September 30, 2012, Western incurred a loss of $3.0 million ($0.03 per common share). This compares with a loss of $2.9 million ($0.03 per common share) for the nine months ended September 30, 2011. Overall, the scale and nature of the Company’s administrative activity have remained generally consistent throughout 2011 and 2012, but despite similar loss figures, a number of items have experienced significant swings from one year to the next.

Year-to-date accounting and legal fees have decreased as compared to 2011 because in 2011 Western incurred professional fees on certain non-recurring items including legal fees relating to the Company’s listing on the NYSE MKT and accounting fees relating to the transition to International Financial Reporting Standards. Legal fees were also generally higher in 2011.

Filing and regulatory fees for the nine months ended September 30, 2011 are $43,000 higher than over the same period in 2012 because the Company had to pay the NYSE MKT initial listing fee when it listed on the exchange in February 2011. This charge is not recurring.

The Company’s office and administration expenses increased by $623,000 during the nine months ended September 30, 2012 as compared to the same period in 2011. The most significant reason for the increase is the valuation of stock option granted to employees and directors. Share-based payments allocated to office and administration increased by $870,000 during the nine months ended September 30, 2012 as a result of the large value attributed to the July 2011 stock option grant. The increase in share-based payments was somewhat offset by decreases in wages, benefits, and rent.

For the nine months ended September 30, 2012, office and administration expenses, excluding share-based payments, total $789,000. This compares to $1,040,000 during the same period in 2011. Cost sharing through the management company is the main driver behind these savings.

Interest income decreased during the nine months ended September 30, 2012 as compared to the 2011 year-to-date figures because the Company had lower interest bearing balances throughout 2012.

Plan of arrangement costs recorded in 2011 and the tax credit recorded in 2012 also had a significant on year-to-date loss results. Refer to the discussion on the results of operations for the three months ended September 30, 2012, above, for a description of these items.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Three and nine months ended September 30, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

LIQUIDITY AND CAPITAL RESOURCES

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011
	$	$	$	$
CASH PROVIDED BY (USED IN)
Operating activities	(339,932)	(1,050,421)	(1,301,118)	(2,498,678)
Financing activities	-	19,626	301,500	2,410,369
Investing activities	653,131	14,827	501,071	253,432

CHANGE IN CASH AND EQUIVALENTS	313,199	1,015,968	(498,547)	165,123

Cash and cash equivalents – beginning	551,390	2,811,789	1,363,136	1,630,698

CASH AND CASH EQUIVALENTS	864,589	1,795,821	864,589	1,795,821

In addition to its cash and cash equivalents, the Company had $2.6 million in short-term investments as at September 30, 2012, bringing total cash and short-term investments to $3.4 million. As at December 31, 2011, cash and short-term investments totaled $9.5 million. The decrease in cash and cash equivalents and short-term investments is mostly due to the Company’s continued permitting and engineering work at the Casino Project as well as general administrative expenses.

Cash and cash equivalents comprise cash deposits held at banks. Short-term investments consist of Guaranteed Investment Certificates (“GIC”) from Canadian chartered banks that are cashable at the Company’s discretion without penalty.

As at September 30, 2012, Western had $2.6 million in working capital, which is sufficient working capital to fund the Company’s anticipated corporate expenses in 2012 and completion of the feasibility study. Further work may require additional financing. In addition, the Company will have to raise significant additional capital in order to build the Casino Project.

Western is an exploration stage enterprise. As at the date of this report, the Company has not earned any production revenue. It depends heavily on its working capital balance and its ability to raise funds through capital markets to finance its operations.

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company’s ability to continue as a going concern is substantially dependent on its ability to raise funds necessary to acquire assets, perform exploration and development activities, and conduct its corporate affairs primarily through the issuance of its common shares. There is a risk that in the future the Company may not be able to raise the capital required to fund operations.

Operating activities

The significant components of operating activities are discussed in the Results of Operations section above.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Three and nine months ended September 30, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

Financing activities

During the three months ended September 30, 2012, the Company had no financing activities. During the same period in the previous year, Western received $19,000 from the exercise of stock options.

For the nine months ended September 30, 2012, Western received $302,000 from the exercise of stock options compared to $2.7 million received from the same source during the nine months ended September 30, 2011.

Investing activities

Investing activities include both mineral property expenditures and purchases and redemptions of short-term investments. These numbers often off-set to a great degree; as a result, net investing activity figures are lower than one might expect if this figure contained only amounts invested in the Company’s exploration and evaluation assets.

The Company expended $1.4 million on mineral property expenditures during the third quarter of 2012. This compares with $4.1 million during the same period in 2011. Western has spent $5 million on exploration and evaluation costs so far in 2012. The Company had incurred $6.8 million during the first nine months of 2011.

The majority of the costs in both years relate to engineering studies (e.g. pre-feasibility, feasibility) and permitting work on the Casino Project. A summary of activities relating to the Casino Project is available under the Property Overview section at the beginning of this report.

During the three months ended September 30, 2012, the Company redeemed $2 million from short-term investments to pay for operating expenses and exploration and evaluation expenditures. This compares to $4.1 million during the three months ended September 30, 2011. Year-to-date in 2012, Western has redeemed $5.6 million in short-term investments, as compared to $7.1 million in 2011.

CONTRACTUAL OBLIGATIONS

The Company leases office space in Vancouver, British Columbia. The future minimum lease payments by calendar year are approximately as follows:

Year	$

2012	77,000
2013	312,000
2014	323,000
2015	333,000
2016	140,000
Thereafter	-

TOTAL	1,185,000

Should Western make a production decision on its Casino Project, it is required to make a payment of $1 million to a third party. Production on the claims is also subject to a 5% net profits interest.

Western has no debt and does not pay dividends.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Three and nine months ended September 30, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

The Company has no off-balance sheet arrangements, no capital lease agreements and no long term obligations other than those described above or in the description of exploration and evaluation assets contained in the notes to the consolidated financial statements.

Neither the Company nor any of its subsidiaries has any externally imposed capital requirements.

RELATED PARTY TRANSACTIONS

The Company had related party transactions with Ravenwolf Resource Group Ltd. (“Ravenwolf”), a private company owned equally by Western, NorthIsle, and Copper North. Ravenwolf provides administration, accounting and other services to its owners on a cost-recovery basis. The related party transactions incurred during the periods presented were in the normal course of operations.

Amounts charged by Ravenwolf were categorized as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011
	$	$	$	$

Filing and regulatory	-	-	1,502	-
Office and administration	238,943	-	709,570	-
Shareholder communication	31,275	-	91,502	-
CORPORATE EXPENSES	270,218	-	802,574	-

Other assets	1,316	-	1,316	-
Exploration and evaluation assets	64,410	-	201,486	-
ASSETS	65,726		202,802

	335,944	-	1,005,376	-

Other assets of the Company include amounts receivable of $144,000 from Ravenwolf for advances made by Western to fund Ravenwolf’s working capital. This amount is non-interest bearing, unsecured and payable on demand.

The Company’s related parties also include its directors and officers. The remuneration of directors and officers was as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2012	2011	2012	2011
	$	$	$	$

Salaries and director fees	188,725	213,100	595,900	632,401
Share-based payments	326,499	478,710	1,266,794	666,974

	515,224	691,810	1,862,694	1,299,375

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized during the periods presented above.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Three and nine months ended September 30, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

SIGNIFICANT ACCOUNTING ESTIMATES

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Actual results could differ from those estimates. Significant accounts that require estimates as the basis for determining the stated amounts include exploration and evaluation assets, share-based payments, the fair value of assets distributed pursuant to the plan of arrangement, the allocation of financing proceeds, and income and mining taxes. Differences may be material.

Exploration and evaluation asset

The carrying amount of the Company’s exploration and evaluation asset represents costs net of write-downs to date and does not necessarily reflect present or future values. Recovery of capitalized costs is dependent on successful development of economic mining operations or the disposition of the related mineral properties.

The Company’s asset are reviewed for indication of impairment at each balance sheet date. If indication of impairment exists, the asset’s recoverable amount is estimated.

The estimated cash flows used to assess recoverability of the Company’s exploration and evaluation asset carrying value are developed using management’s projections for long-term average copper, gold and molybdenum prices, recoverable reserves, operating costs, capital expenditures, reclamation costs, and applicable foreign currency exchange rates. Management makes estimates relating to current and future market conditions. There are inherent uncertainties related to these factors and management’s judgment when using them to assess mineral property recoverability.

The Company believes that the estimates applied in the assessment of recoverability are reasonable; however such estimates are subject to significant uncertainties and judgments. Although management has made its best estimate of these factors based on current conditions, it is possible that the underlying assumptions can change significantly and impairment charges may be required in future periods. Such charges could be material.

Environmental rehabilitation

Minimum standards for site reclamation have been established by various governmental agencies that affect certain operations of the Company. The determination of reclamation costs requires assumptions with respect to future expected costs and legislation in effect at that time. Changes in these assumptions could have a material effect on the amount required to be recognized as an environmental rehabiliation provision.

Share-based payments

The fair value of share-based payments and warrant issuances is calculated using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares and the expected life of the option. Changes in the subjective input assumptions can materially affect the fair value estimate.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Three and nine months ended September 30, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for designing, establishing, and maintaining a system of disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company is made known to management, particularly during the period in which the annual filings are being prepared and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2011. As a result of the material weakness identified during the assessment of internal control over financial reporting, as described below, management has also concluded that its disclosure controls and procedures were not effective as at December 31, 2011.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for designing, establishing, and maintaining a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in Canada.

The Company designed its system of internal control based on the Internal Control-Integrated Framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Chief Executive Officer and the Chief Financial Officer assessed the design and the operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2011.

Based on that assessment, management concluded that, as at December 31, 2011, the Company’s internal control over financial reporting was not effective due to the existence of a material weakness. A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded, and the audit committee has agreed that taking into account the present stage of Western’s development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time.

There has been no significant change in internal control over financial reporting or in disclosure controls and procedures from July 1 to September 30, 2012 that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting or disclosure controls and procedures.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Three and nine months ended September 30, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company has exposure to market, liquidity, credit, currency, and interest rate risks from the use of financial instruments. Financial instruments consist of cash and cash equivalents, short-term investments, other receivables, and accounts payable and accrued liabilities.

Market risk

The Company does not generate cash from its operating activities. Its principal source of funds is the issuance of common shares. It uses the capital raised from the issuance of its common shares to explore and develop its Casino Project with the goal of increasing the price of the Company’s common shares. Western’s common shares are publicly traded. As such, the price of its common shares is susceptible to factors beyond management’s control including, but not limited to, fluctuations in commodity prices and foreign exchange rates and changes in the general market outlook. Should Western require funds during a time when the price of its common shares is depressed, the Company may be required to accept significant dilution to maintain enough liquidity to continue operations or may be unable to raise sufficient capital to meet its obligations.

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. The Company uses cash forecasts to help ensure that there is sufficient cash on hand to meet short-term business requirements. Cash is invested in highly liquid investments which are available to discharge obligations when they come due. The Company does not maintain a line of credit.

Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments. These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested. To limit its credit risk, the Company uses a restrictive investment policy. It deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by Canadian governments or by Canadian chartered banks.

Currency risk

Currency risk is the risk that the Company will lose significant purchasing power to operate its business as a result of changes in currency rates. The Company raises funds in Canadian dollars. The majority of the Company’s expenditures are incurred in Canadian dollars. To limit its exposure to currency risk, Western maintains the majority of its cash and cash equivalents and short-term investments in Canadian dollars. The Company did not have a material amount of financial instruments denominated in foreign currencies as at September 30, 2012 or December 31, 2011.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its short-term investments to the extent that the institutions that hold or issue those instruments cannot pay the interest earned on them by Western. Potential losses in interest income are not material.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Three and nine months ended September 30, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in Western’s operations in future periods. Statements that are not historical fact are forward-looking statements as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and forward looking information as that term is defined in National Instrument 51-102 (“NI 51-102”) of the Canadian Securities Administrators. Certain forward looking information should also be considered future-oriented financial information (“FOFI”) as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management’s expectations regarding the anticipated results of operations and capital expenditures. Forward-looking statements and information (referred to herein together as “forward-looking statements”) are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Property Overview” and elsewhere in Management’s Discussion and Analysis and may include statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results, exploration results at the Company’s property; budgets; work programs; timelines; strategic plans; market price of precious and base metals; or other statements that are not statement of fact. The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates, exploitation and exploration estimates and results, continued availability of capital and financing, and general economic, market or business conditions and as more specifically disclosed throughout this document. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of Western and its subsidiaries may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.

Western’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from Western ’s expectations include uncertainties involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and First Nations in the exploration and development of the property and the issuance of required permits; the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western’s Annual Information Form, Western’s annual report on Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	Three and nine months ended September 30, 2012
(Expressed in Canadian dollars, unless otherwise indicated)

Cautionary note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this management discussion and analysis are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM) Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the SEC does not recognize them. “Inferred mineral resources” in particular have a great amount of uncertainty as to their existence, and great uncertainty as to their feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.